Exhibit 99.3

MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00Y8OA Security Class Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual Meeting of Shareholders of Progressive Waste Solutions Ltd. to be held on May 7, 2013 This Form of Proxy is solicited by and on behalf of the Directors of Progressive Waste Solutions Ltd. (the “Corporation”)  • Smart Phone? Scan the barcode to the right to cast your proxy now! • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". To Receive Documents Electronically  VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet  • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone  If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the Notice of Meeting and Management Information Circular. Proxies submitted must be received by 2:00 p.m., Eastern Time, on May 3, 2013 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Notes to proxy

Appointment of Proxyholder

I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Joseph Quarin or failing this person, James Forese

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Progressive Waste Solutions Ltd. to be held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Tuesday, May 7, 2013 at 2:00 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditors Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors.	☐	☐

Fold

2. Election of Directors of Progressive Waste Solutions Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. John T. Dillon	☐	☐	02. James J. Forese	☐	☐	03. Jeffrey L. Keefer	☐	☐
04. Douglas W. Knight	☐	☐	05. Daniel R. Milliard	☐	☐	06. Joseph D. Quarin	☐	☐

	For	Against
3. Resolution Approval of the advisory resolution on the Corporation's approach to executive compensation as set out in the Notice of Meeting and Management Information Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

046184 AR1 BSDQ

00Y8PB

00Y8RA Security Class Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Voting Instruction Form - Annual Meeting of Shareholders of Progressive Waste Solutions Ltd. to be held on May 7, 2013 This VIF is solicited by and on behalf of the Directors of Progressive Waste Solutions Ltd. (the “Corporation”)  • Smart Phone? Scan the barcode to the right to cast your proxy now! • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". To Receive Documents Electronically  VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet  • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone  If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name appears on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders or other matters that may properly come before the meeting. 8. This VIF should be read in conjunction with the Notice of Meeting and Management Information Circular. VIFs submitted must be received by 2:00 p.m., Eastern Time, on May 3, 2013 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Notes

Appointment of Proxyholder

I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Joseph Quarin or failing this person, James Forese

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Progressive Waste Solutions Ltd. to be held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Tuesday, May 7, 2013 at 2:00 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Withhold

1. Appointment of Auditors

Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors. ☐ ☐

Fold

2. Election of Directors of Progressive Waste Solutions Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. John T. Dillon	☐	☐	02. James J. Forese	☐	☐	03. Jeffrey L. Keefer	☐	☐
04. Douglas W. Knight	☐	☐	05. Daniel R. Milliard	☐	☐	06. Joseph D. Quarin	☐	☐

For Against

3. Resolution

Approval of the advisory resolution on the Corporation's approach to executive compensation as set out in the Notice of Meeting and Management Information Circular. ☐ ☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

046184 AR0 BSDQ

00Y8SB